FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: C21 INVESTMENTS INC. (the “Issuer”).

Trading Symbol: CXXI

Number of Outstanding Listed Securities: 45,064,446 common shares as at December 31/18

Date: January 7, 2019

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)

Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

We are implementing our strategy of acquiring 100% interests in established revenue producing and profitable cannabis operations involved in cultivation, processing, branding and retailing in selected American markets.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

On December 12, 2018 the Issuer announced that it had restructured the terms of the acquisition of Silver State Relief and Silver State Cultivation (“Silver State”). The acquisition will be effective Jan 1, 2019 with formal completion of the transaction to occur following receipt of approval of Nevada Department of Taxation, which is expected in January 2019. The restructured terms include vendor financing for US$30 million of the acquisition price. See the press release on December 12, 2018 for complete details.

On December 14, 2018 the Issuer announced that based on the restructured acquisition of Silver State, it had reduced and amended the terms of its brokered syndicated private placement as previously announced on November 8, 2018.

On December 31, 2018, the Issuer announced that it closed the first tranche of the private placement for gross proceeds of C$5,063,000. See the press releases on December 14, and December 31, 2018 for complete details.

On December 28, 2018, the Issuer announced it had begun integrating management of its Oregon operations with Eric Shoemaker appointed as Head of Operations and President of Eco Forma Farms. Skyler Pinnick remains as C21’s Board representative with strategic responsibility for the operations. The issuer also announced that has exercised and restructured certain real estate rights with respect to the EFF operations. The Issuer will formally acquire the real estate assets housing the EFF operations under a vendor finance arrangement as detailed in the press release of December 28, 2019.

2.	Provide a general overview and discussion of the activities of management.

Management continues working to close outstanding acquisitions and to pursue further acquisitions in the US cannabis markets, build out its Board of Directors and Management team, and to integrate the operations acquired and under definitive purchase agreements and letters of intent.

3.

Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

As the Issuer identifies additional opportunities, it will consider whether such opportunities meet its investment criteria and will either redeploy revenue into future projects or seek to raise additional capital through equity financings or otherwise to make such investments.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

4.

Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not applicable.

5.

Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not applicable.

6.

Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not applicable.

7.

Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable

8.	Describe the acquisition of new customers or loss of customers.

Not applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer now has a total of 24 staff in corporate administration in both Canada and Oregon, and 20 staff at the Eco Firma farms operations in Oregon.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.

Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Debentures (Units)	5,063	(2)	Working capital and to complete previously announced acquisitions in the USA
Warrant debentures (Units)	2531	(2)	same
Agents compensation warrants (Units)	286	(2)	n/a
Warrant debentures (Units)	143	(2)	n/a

(1)	State aggregate proceeds and intended allocation of proceeds

(2)

Each unit consists of (i) one $1,000 principal amount 10% unsecured convertible debenture (the “Debenture”) and (ii) one- half of one non-transferable debenture warrant (each whole warrant, a “Warrant”). Each Unit comprised of one Debenture and one- half of one Warrant. Each whole Warrant will entitle the holder thereof to purchase one additional $1,000 principal amount 10% unsecured convertible debenture, payable every six months, at an exercise price of $1,000 per Warrant Debenture until December 31, 2020. Maximum offering is 10,000 units. Debenture exercise price is $0.80/share and Warrant Debenture exercise price is $0.90/share.

Agents compensation: Cash $267,680 representing the Agents’ 6% retail commission and $17,550 representing the Agents’ 3% commission of the President’s List Offering. Securities: 286 compensation warrants (the “Agent’s Compensation Warrants”), representing (i) 6% of the aggregate number of Units sold pursuant to the Offering, other than Units sold to members of the President’s List, and (ii) 3% of the aggregate number of Units sold to members of the President’s List. Each Agent’s Compensation Warrant entitles the holder thereof to purchase one Unit at the issue price of the Offering at any time prior to the date that is 24 months from the Closing Date.

15.	Provide details of any loans to or by Related Persons.

Not applicable.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

16.	Provide details of any changes in directors, officers or committee members. No changes last month.

The directors and officers are comprised as follows:

Robert Cheney:	President, CEO, Director

Michael Kidd:	Secretary, CFO, Director

Len Werden:	Director

Keturah Nathe:	Director

Christopher Cherry:	Director

D. Bruce Macdonald:	Director

Skyler Pinnick:	Director

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

The Issuer currently operates in the state of Oregon. The cultivation, sale and use of cannabis are legal in the state of Oregon, but illegal under US federal law. The trend in the political and regulatory environment continues to move in favour of further legalisation.

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14- 101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated January 7, 2019.
SIGNED: “Michael Kidd”
Michael Kidd, CFO/Secretary

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

Issuer Details	For Month End	Date of Report
Name of Issuer		YY/MM/D

C21 Investments Inc.	December 31, 2018	2019/1/07
Issuer Address
Suite 303, 595 Howe Street
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.

Vancouver, B.C. V6C 2T5	(604) 718-2808	(604) 336-8613
Contact Name	Contact Position	Contact Telephone No.

Michael Kidd	CFO/Secretary	(604) 336-8613
Contact Email Address	Web Site Address

mkidd@cxxi.ca	www.cxxi.ca

FORM 7 – MONTHLY PROGRESS REPORT
January 2019